FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of December 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Issues Subordinated Bonds and Subordinated Convertible Bonds to Further Enhance Capital Base

2.	(English Translation) 105th Fiscal Year Winter Report (Second Quarter)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 1, 2008	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Nomura Issues Subordinated Bonds and Subordinated Convertible Bonds

to Further Enhance Capital Base

Tokyo, December 1, 2008—Nomura Holdings, Inc. today announced that it resolved to issue its First Series of Unsecured Subordinated Bonds (“Subordinated Bonds”) and First Series of Unsecured Subordinated Convertible Bonds with Stock Acquisition Rights (“Subordinated Convertible Bonds”).

In a push to build up its domestic and international client base and pave the way for future growth, Nomura has been enhancing its group-wide business capabilities by reorganizing its operations and making strategic investments, including in its global technology platform. The funds raised from the new subordinated bond issuances will allow Nomura to further strengthen its financial position and continue the expansion of its international franchise.

After considering a number of options, Nomura decided to issue the Subordinated Convertible Bonds for the financial stability offered by the subordinated nature of the bonds, the possibility to change the firm’s capital structure by conversion of debt to equity when market conditions recover, and the flexibility and speed with which capital can be enhanced due to a 120% call option attached. The Subordinated Bonds were issued to enhance Nomura’s financial position without causing dilution.

Funds raised through the Subordinated Bonds and Subordinated Convertible Bonds will be invested in Nomura’s consolidated subsidiaries in Asia-Pacific, including Japan, and Europe in order to strengthen the business platform in those regions. These consolidated subsidiaries plan to use the proceeds as operating funds in their businesses.

The Subordinated Bonds will be issued through a public offering in Japan, while the Subordinated Convertible Bonds will be allocated to certain third parties in Japan.

The purpose of this press release is to make a general public announcement concerning the public offering of the First Series of Unsecured Subordinated Bonds and third-party allocation of the First Series of Unsecured Subordinated Convertible Bonds with Stock Acquisition Rights outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

First Series of Nomura Holdings, Inc. (the “Issuer”) Unsecured Subordinated Bonds

1.	Amount of Issue	To be determined

2.	Denomination of each Bond	1 million yen

3.	Issue Price	100 yen per face value of 100 yen

4.	Interest Rate	3.6% per annum (Tentative)

5.	Pricing Date	December 11, 2008

6.	Offering Period	From December 12, 2008 to December 25, 2008

7.	Payment Date	December 26, 2008

8.	Interest Payment Dates	June 26 and December 26 of each year

9.	Maturity Date	December 26, 2016

10.	Early Redemption	The Issuer may, with the approval of the Japanese Financial Services Agency, redeem the outstanding Bonds at any of the interest payment dates on or after December 26, 2011.

11.	Redemption Price	100% of the principal amount

12.	Security or Guarantee	The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor are they guaranteed. There are no assets reserved as security for the Bonds.

13.	Subordination	With respect to redemption of, or payment of interest on, the Bonds, the right to claim of the bondholders shall be restricted (or subordinated to other creditors of the Issuer) under certain circumstances including, but not limited to, commencement of bankruptcy procedures, corporate reorganization procedures or civil rehabilitation procedures in Japan or elsewhere, and the Issuer’s failing to satisfy capital adequacy ratio imposed by the Japanese Financial Services Agency.

14.	Place for Application	Head office and branch offices of Nomura Securities Co., Ltd.

15.	Book-entry Transfer Institution	Japan Securities Depository Center, Inc.

16.	Bond Administrator	The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation

17.	Rating	The Bonds are planned to be given a rating of “A+” from Rating and Investment Information, Inc. and “A+” from Japan Credit Rating Agency, Ltd.

The purpose of this press release is to make a general public announcement concerning the public offering of the First Series of Unsecured Subordinated Bonds and third-party allocation of the First Series of Unsecured Subordinated Convertible Bonds with Stock Acquisition Rights outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

First Series of Nomura Holdings, Inc. (the “Issuer”) Unsecured Subordinated Convertible Bonds

1.	Amount of Issue	110 billion yen

2.	Denomination of each Bond	100 million yen

3.	Issue Price	100 yen per face value of 100 yen

4.	Interest Rate	3.6% per annum

5.	Offering Period	December 16, 2008

6.	Payment Date	December 16, 2008

7.	Interest Payment Dates	March 31, June 30, September 30 and December 31 of each year

8.	Maturity Date	March 31, 2014

9.	Call Option	The Issuer may redeem, with a prior notice to the bond holders and an approval of the Japanese Financial Services Agency, the whole, but not less than the whole, of the Bonds then outstanding at par, if the closing price of the Issuer’s ordinary shares listed on the Tokyo Stock Exchange is equal to or more than 120 percent of the “conversion price” as defined under the terms and conditions of the Bonds at each relevant trading day (i.e., a trading day of the Tokyo Stock Exchange) for twenty consecutive trading days (with certain exceptions).

10.	Redemption Price	100% of the principal amount

11.	Security or Guarantee	The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor are they guaranteed. There are no assets reserved as security for the Bonds.

12.	Subordination	With respect to redemption of, or payment of interest on, the Bonds, the right to claim of the bondholders shall be restricted (or subordinated to other creditors of the Issuer) under certain circumstances including, but not limited to, commencement of bankruptcy procedures, corporate reorganization procedures or civil rehabilitation procedures in Japan or elsewhere, and the Issuer’s failing to satisfy capital adequacy ratio imposed by the Japanese Financial Services Agency.

The purpose of this press release is to make a general public announcement concerning the public offering of the First Series of Unsecured Subordinated Bonds and third-party allocation of the First Series of Unsecured Subordinated Convertible Bonds with Stock Acquisition Rights outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

13.	Stock Acquisition Rights	The holder of the Stock Acquisition Rights attached to the Bonds may exercise the rights and require the Issuer to deliver the Issuer’s ordinary shares at anytime during the period between January 5, 2009 and March 25 2014, subject to certain conditions. The number of shares to be issued upon exercise of the Stock Acquisition Rights shall be the number calculated by dividing the aggregate amount of the Bonds to be exercised for the Stock Acquisition Rights at the same time by the same holder, by the applicable conversion price in effect as of the date of such exercise. The conversion price is initially 745 yen and subject to certain adjustments set forth in the terms and conditions of the Bonds.

14.	Offering Method	The total amount shall be allocated to the Purchaser by way of third-party allocation.

15.	Fiscal Agent	Mitsubishi UFJ Trust and Banking Corporation

16.	Rating	The Bonds have been given a rating of “A+” from Rating and Investment Information, Inc. and “A+” from Japan Credit Rating Agency, Ltd.

Ends

For further information please contact:

Name	Company	Telephone
Shuji Sato	Nomura Holdings, Inc.	+ 81-3-3278-0591

Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.

The purpose of this press release is to make a general public announcement concerning the public offering of the First Series of Unsecured Subordinated Bonds and third-party allocation of the First Series of Unsecured Subordinated Convertible Bonds with Stock Acquisition Rights outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

[English Translation]

NOMURA

105th Fiscal Year Winter Report (Second Quarter)

To our Shareholders

Second Quarter Operating Results

During the second quarter (July 1, 2008 – September 30, 2008) of the fiscal year ending March 31, 2009, we reported net revenue of 128.1 billion yen, a loss before income taxes of 69.3 billion yen, and a net loss of 72.9 billion yen. These were very disappointing results, as the loss for the second quarter followed the loss recorded the previous quarter.

During the quarter, the financial turmoil stemming from the United States spread to countries throughout the world, precipitating a global stock market decline and other turmoil in financial markets. Since the previous fiscal year we had been anticipating market conditions to weaken, and had accordingly taken steps to significantly reduce our risk assets, such as our exposure to monoline insurers. However, market conditions worsened to an even greater extent, including a rapid deterioration in credit markets. This resulted in our posting a significant loss again this quarter.

Pursuing Growth

Despite the very difficult market environment, our domestic client base continues to expand, as evidenced by the net inflow of Domestic Client Assets and the increase in accounts, and we continue to see individual investors shift money from savings to investment products. During October, as stock prices fell, we witnessed a significant increase in stock-buying by individual investors, a trend that prompted us to once again recognize the importance of our responsibility to provide customers with high-quality products and services.

In the wholesale business, which primarily targets corporate clients, we seized an opportunity to bolster our business by taking over the bankrupt Lehman Brothers’ operations in the Asia Pacific region, the majority of Lehman Brothers’ equity and investment banking operations and certain fixed income personnel in Europe and the Middle East, as well as by acquiring Lehman Brothers’ IT and other specialized service-related companies in India. This series of initiatives was aimed at realizing our vision of becoming a financial services group with world-class competitiveness, and we will take advantage of this opportunity to incorporate talented personnel and a strong business franchise to significantly upgrade our wholesale business.

While we must remain on guard as instability continues in both equity and credit markets, we will continue to pursue growth based on the three themes of “creating change,” “providing world class products and services,” and “speed,” while keeping a firm footing at all times. We look forward to your continued support.

November 2008

Kenichi Watanabe

Director

President & Chief Executive Officer

Nomura Holdings, Inc.

Second Quarter Financial Highlights

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 128.1 billion yen for the three months ended September 30, 2008. This represents a decline of 5.2% from the prior quarter and a 27.5% year on year decline. Non-interest expenses declined 10.0% quarter on quarter and declined 13.1% from the same period last year to 197.4 billion yen. Loss before income taxes was 69.3 billion yen, while net loss for the quarter was 72.9 billion yen. As a result, ROE for the second quarter was minus 15.5%.

Domestic Retail

Net revenue declined 13.2% from the prior quarter to 74.5 billion yen. Income before income taxes declined 67.1% to 5.3 billion yen.

•

Despite the tough operating environment, we were able to maintain a profit in Domestic Retail. Our customer base continues to grow with an ongoing inflow of net assets and an increase in the number of customer accounts.

•

Net asset inflow was up 32% quarter on quarter at 1.4 trillion yen, mainly due to an increase in physical stock certificates being brought into branch offices ahead of dematerialization of stocks in Japan.

•

A total of six new publicly offered investment trusts were launched during the quarter, attracting some 590 billion yen. This clearly demonstrates that the trend among Japanese retail investors of shifting funds into investment products remains firm.

Global Markets

Net revenue was minus 6.5 billion yen. Loss before income taxes was 86.7 billion yen.

•	Losses were booked on credit, derivatives, and equities trading due to the financial market turmoil.

•

Included in the loss are the direct impact to trading from Lehman’s collapse of around 17 billion yen and a 12 billion yen loss in Asset Finance primarily due to provisions and revaluations at fair value for real-estate related exposure and loans.

Global Investment Banking

Net revenue of 5.2 billion yen, a decline of 81.9% compared to the prior quarter. Loss before income taxes was 8.7 billion yen.

•	The pace of equity underwriting deals was weak and losses were booked related to Asset Finance.

•	However, Japanese corporates continue to actively pursue large M&A deals and cross-border transactions are on the rise. We acted as financial advisor on TDK’s tender offer for German firm EPCOS.

Global Merchant Banking

Net revenue was 20.5 billion yen. Income before income taxes was 14.6 billion yen.

•	Income was generated mainly from the sale of our stake in Tungaloy.

•	Unrealized gains and losses were booked during the second quarter on certain private equity investee companies.

•	During the second quarter we also started making private equity investments in Asia, completing investments in two Indian companies.

Asset Management

Net revenue declined 30.3% from the prior quarter to 14.7 billion yen. Income before income taxes declined 90.2% to 0.8 billion yen.

•

The decline is mainly attributable to unrealized losses on pilot funds and a decline in asset management fees resulting from a reduction in assets under management due to the plunge in the stock market.

•	We continued increasing the lineup of our Next Funds series, adding seven new funds during the quarter. We also received a new mandate to manage Asian equities for a leading fund.

Other Operating Results

Net revenue in Other was 28.0 billion yen. Income before income taxes was 13.6 billion yen.

Q&A Concerning Recent Topics

Q:	What was the rationale behind acquiring Lehman Brothers (“Lehman”) following its filing for bankruptcy? What is your strategy with respect to the overseas business going forward?

A:	Acquiring Lehman’s entire franchise in the Asia Pacific region, the majority of Lehman’s employees in the equities and investment banking divisions in Europe and the Middle East, as well as some of the employees in the fixed income division in Europe and the Middle East, allows us to bolster our wholesale business (businesses targeting the corporate sector). While we acquired the personnel, we did not acquire Lehman’s trading-related assets or liabilities.

As a company, our most important assets are talented personnel. In Europe and the Middle East, approximately 2,600 employees from Lehman have joined the roughly 2,000 personnel we already had in the region, while in Asia (excluding Japan) approximately 1,500 employees from Lehman have joined the approximately 1,200 Nomura employees already in place. We are confident that adding a large number of talented personnel to our workforce has put us in a position to better serve our clients in the overseas business.

In the equities business, we will integrate Lehman’s strengths to expand our Asian and European equities businesses. In particular, we will be able to offer a higher level of service to hedge funds and other institutional investors by providing faster trade execution. In the fixed income business, we will aim to provide clients with a wide range of products and services. In the investment banking business, we will enhance our services for corporate sector clients, especially in the area of cross-border M&A (mergers and acquisitions), to assist Japanese and other companies which are seriously considering M&A as a means of achieving business growth. In addition, we will bolster our business of underwriting issuances of stocks and bonds.

Furthermore, we acquired IT-related service companies located in India from Lehman. These companies, comprising approximately 2,900 employees, will be commissioned by wholesale business–related Group companies to provide services such as IT-related software development, settlement execution, accounting and documentation services. With the addition of these companies, we will work to make our back office operations more concentrated and efficient, while optimizing our management resources including our organizational and business infrastructure.

Q:	Both equity and currency markets continue to exhibit instability. How do you view the investment environment going forward?

A:	The turmoil in international financial markets triggered by the U.S. subprime mortgage meltdown has persisted for more than a year, and the ongoing series of crises involving U.S. and European financial institutions has caused market participants to become increasingly nervous as well as extremely careful with respect counterparty risk.

The heightened credit fears accompanying the global drop in stock prices and the credit crunch are rapidly having a negative impact on the real economy. In response, governments and central banks are quickly acting to address the economic slowdown through such efforts as coordinated interest rate cuts and injections of public funds into financial institutions.

Given its experience following the collapse of the economic bubble, Japan is expected to play a large role in finding a resolution to the current financial crisis. Also, certain Japanese companies view the recent strengthening of the yen and the global stock market decline as an opportunity. Armed with strong technological capabilities and a firm supply of funds on hand, Japanese companies are taking a more aggressive stance towards acquiring companies overseas. Furthermore, we believe that the core strength of China and India, namely their cheap and high-quality labor, will once again shine, and that the growth potential of both countries, which were developing into market economies, will actually increase going forward.

We can expect that, as Asia’s presence in the global economy grows, the companies and financial institutions that are able to weather the current crisis will prosper along with Asia as a whole.

Shareholder Notes

Fiscal Year	April 1 to March 31

Number of Shares Constituting One

Trading Unit	One Hundred (100)

	1st Quarter	2nd Quarter	3rd Quarter	Year-end
Record Date for Dividend Payments	June 30	September 30	December 31	March 31
Dividend Payment Date*	September 1	December 1	March 1	June 1

*	If the payment date falls on a Saturday or Sunday, the dividend will be paid on the next business day.

Ordinary General Meeting of the Shareholders	Held in June
Share Registrar	Mitsubishi UFJ Trust and Banking Corporation

<Special Note Regarding Forward-Looking Statements>

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position expressed or implied by any forward-looking statement in this report.